UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:  May 2003                              File No.    0-49917

CONTINENTAL RIDGE RESOURCES INC.

(Name of Registrant)

900 – 409 Granville Street, Vancouver, British Columbia, CANADA  V6C 1T2

(Address of principal executive offices)

1.

Interim Financial Statements for the Period Ended December 31, 2002 filed on February 26, 2003

2.

Management Proxy/information circular

3.

Press Release dated: January 9, 2003

4.

Press Release dated: January 15, 2003

5.

Press Release dated: January 15, 2003

6.

Press Release dated: January 17, 2003

7.

Press Release dated: February 5, 2003

8.

Press Release dated March 6, 2003

9.

Press Release dated April 16, 2003

10.

Press Release dated: May 13, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL RIDGE RESOURCES INC.

(Registrant)

 May 13, 2003                     By:  /s/ Brian Fairbank, President

Date

CONTINENTAL RIDGE RESOURCES INC.

FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

FOR THE SIX MONTH PERIOD ENDED

DECEMBER 31, 2002

#

CONTINENTAL RIDGE RESOURCES INC.

BALANCE SHEETS

(Unaudited – Prepared by Management)

	December 31, 2003	June 30, 2002

ASSETS

Current
Cash	$ 17,968	$ 32,803
Accounts receivable	8,791	4,429
Prepaid expenses	21,581	6,581
Exploration advances	-	86,902
	48,340	130,715

Mineral Property Costs	451,919	256,000

Investments	25,000	25,000

Capital assets	6,294	7,109

	$ 531,553	$ 418,824

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable	$ 77,575	$ 38,337

Shareholders' equity
Capital stock	3,536,507	3,214,733
Share subscriptions	-	86,100
Contributed surplus	23,000	23,000
Deficit	(3,105,529)	(2,943,346)

	453,978	380,487

	$ 551,553	$ 418,824

On behalf of the Board:

“Brian Fairbank”	Director	“Jack Milligan”	Director

CONTINENTAL RIDGE RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited – Prepared by Management)

	Three Month Period Ended December 31, 2002	Three Month Period Ended December 31, 2001	Six Month Period Ended December 31, 2002	Six Month Period Ended December 31, 2001

REVENUE
Gain on settlement of debt	$ -	$ -	$ -	$ 2,258
Gain (loss) on sale of shares	-	(4,496)	-	(4,496)
Interest income	-	-	-	-
	-	(4,496)	-	(2,238)

EXPENSES
Accounting and audit	2,470	(903)	2,470	2,097
Administration fees	14,141	5,850	28,091	11,700
Bank charges and interest	148	361	237	403
Consulting fees	12,385	7,500	19,885	15,000
Depreciation	408	381	815	636
Foreign exchange loss	(99)	(244)	(372)	(589)
Investor relations & shareholder information	28,988	12,533	65,182	18,533
Legal	13,122	641	21,901	6,329
Office and miscellaneous	3,142	3,512	3,789	5,575
Regulatory and transfer agent	6,130	3,085	11,296	4,421
Rent and telephone	5,212	4,343	7,517	6,612
Travel and business development	530	3,665	1,372	4,647

	86,577	40,724	162,183	75,364

Loss for the period	86,577	45,220	162,183	77,602

Deficit, beginning of period	3,018,952	2,698,666	2,943,346	2,666,284

Deficit, end of period	$ 3,105,529	$ 2,743,886	$ 3,105,529	$ 2,743,886

Loss per share	$ 0.01	$ 0.01	$ 0.01	$ 0.01

CONTINENTAL RIDGE RESOURCES INC.

STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

	Three Month Period Ended December 31, 2002	Three Month Period Ended December 31, 2001	Six Month Period Ended December 31, 2002	Six Month Period Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (86,577)	$ (45,220)	$ (162,183)	$ (77,602)
Items not affecting cash:
Gain on settlement of debt via share issuance	-	-	-	-
Depreciation	408	381	815	636
	(86,169)	(44,839)	(161,368)	(76,966)
Changes in non-working capital items:
(Increase) decrease in amounts receivable	(4,247)	4,027	(4,362)	6,584
(Increase) decrease in prepaid expenses	-	-	(15,000)	-
(Increase) decrease in short-term investments	-	10,000	-	10,000
(Increase) decrease in exploration advances	27,839	-	86,902	-
Increase (decrease) in accounts payable	22,045	28,975	39,238	(7,633)

Net cash used in operating activities	(40,532)	(1,837)	(54,590)	(68,015)

INVESTING ACTIVITIES
Capital assets	-	(5,000)	-	(5,000)
Mineral property costs	(101,400)	(8,513)	(195,919)	(58,615)

Net cash (used) received from investing activities	(101,400)	(13,513)	(195,919)	(63,615)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	133,049	12,000	235,674	88,500
Capital stock issued for debt	-	-	-	-
Capital issued for finders fee	-	-	-	-
Capital stock issued for property	-	4,166	-	34,166

Net cash provided by financing activities	133,049	16,166	235,674	122,666

Change in cash and equivalents during the period	(8,883)	816	(14,835)	(8,964)

Cash and equivalents, beginning of period	26,851	1,335	32,803	11,115

Cash and equivalents, end of period	$ 17,968	$ 2,151	$ 17,968	$ 2,151

CONTINENTAL RIDGE RESOURCES INC.

MINERAL PROPERTY COSTS

(Unaudited – Prepared by Management)

SIX MONTH PERIOD ENDED DECEMBER 31, 2002

	2002	2001
Alaska Properties – Gobi, Sahara, West Point, Mojave
Acquisition costs	-	4,166
Lease, rental payments	3,070	3,977
Geological services	-	-
Diamond drilling	-	-
Claim staking and recording	-	-
	3,070	8,143
Blue Mountain Geothermal Project
Acquisition costs	15,500	45,558
Lease, rental payments	4,212	-
Geological services	15,788	4,914
Diamond drilling	155,864	-
Claim staking and recording	-	-
	191,364	50,472

Potential properties – site investigation	1,485	-

Expenditures for the period	195,919	58,615

Property costs, beginning of the period	256,000	131,113

Property costs, end of the period	$ 451,919	$ 189,728

CONTINENTAL RIDGE RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

SIX MONTH PERIOD ENDED DECEMBER 31, 2002

1.

BASIS OF PRESENTATION

The financial statements contained herein include the accounts of Continental Ridge Resources Inc. (the "Company").

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain inform and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condense or omitted.  These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report.  In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE OF OPERATIONS

The Company was incorporated on April 13, 1995 in the Province of British Columbia, Canada, under the name “Blue Desert Mining Inc.” by registration of its Articles and Memorandum pursuant to the Company Act (British Columbia).  The Company obtained a receipt on November 24, 1995, for a Prospectus filed with the Alberta Securities Commission.  Following the completion of the Offering pursuant to the Prospectus, the Company’s shares were listed for trading on the Alberta Stock Exchange on January 31, 1996.  The Company was designated a “Reporting Issuer” in the Province of British Columbia on December 5, 1996.  Since November 29, 1999, the Company’s shares have been listed for trading on the Canadian Venture Exchange.  On May 25, 2000, the name of the Company was changed to “Canada Fluorspar Inc.” and the Company consolidated its share capital on the basis of three old shares for one new share.  On December 20, 2000 the Company changed its name to “Continental Ridge Resources Inc.”, these was no consolidation of capital.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain economically recoverable ore reserves.  The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  Continued operations of the Company are dependent on the Company's ability to receive continued financial support from related parties, to complete public equity financing, or to generate profitable operations in the future.

3.

INCOME (LOSS) PER SHARE

Income (loss) per share is calculated using the weighted average number of shares outstanding during the period.

4.

RELATED PARTY TRANSACTIONS

During the Six Month period the Company incurred $65,596 to a company controlled by a director for office administration, professional services and geological services.  Accounts payable include $50,159 due to the company controlled by the director.  The Company incurred $171,365 to Blue Mountain Power Company Inc., which has two common directors.

5.

SEGMENT INFORMATION

The Company currently conducts substantially all of its operations in Canada in one business segment.

6.

SUBSEQUENT EVENT

The Company completed a private placement for proceeds of $78,000 via issuance of 195,000 units @ $0.40.  The unit consists of one common share and one purchase warrant.  Two purchase warrants are required to buy one share at a price of $0.40.  Twenty thousand (20,000) warrants were exercised at a price of $0.25 and one hundred thousand (100,000) share options were exercised at $0.10.

CONTINENTAL RIDGE RESOURCES INC.

QUARTERLY REPORT - FORM 51

DECEMBER 31, 2002

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.

See attached financial statements for the six-month period ended December 31, 2002.

2.

Related Party Transactions:  see Note 3 of attached financial statements.

3.

For the six-month period ended December 31, 2002:

a)

Securities issued:  781,125 common shares for working capital.

b)

Options granted: nil

1.

As at December 31, 2002:

a)

Authorized share capital: 100,000,000 common shares – no par value

                                   25,000,000 first preferred shares – no par value

                                                     25,000,000 second preferred shares – no par value

b)

Issued and outstanding:  9,644,794 common shares

Share capital:                      $3,536,507

c)

Summary of outstanding options, warrants and others:

•

445,000 stock options exercisable at $0.10 per share until June 22, 2006.

•

50,000 stock options exercisable at $0.25 per share until April 19, 2007.

•

60,000 stock options exercisable at $025 per share until April 19, 2004.

•

554,500 purchase warrants exercisable at $0.25 per share until April 17, 2003

•

152,000 purchase warrants exercisable at $0.35 per share until June 23, 2003

•

27,778 purchase warrants exercisable at $0.60 per share until September 10, 2003

a)

Shares held in escrow:  nil

5.    Directors:

Brian D. Fairbank

Jack W. Milligan

Michael Marchand

James E. Yates

      Officers

Brian D. Fairbank – President, CEO

Jack W. Milligan – Secretary, CFO

CONTINENTAL RIDGE RESOURCES INC.

QUARTERLY REPORT - FORM 51

AS AT DECEMBER 31, 2002

SCHEDULE C: MANAGEMENT DISCUSSION

Description of Business

The Company was incorporated on April 13, 1995 in the Province of British Columbia, Canada, under the name “Blue Desert Mining Inc.” by registration of its Articles and Memorandum pursuant to the Company Act (British Columbia).  The Company obtained a receipt on November 24, 1995, for a Prospectus filed with the Alberta Securities Commission.  Following the completion of the Offering pursuant to the Prospectus, the Company’s shares were listed for trading on the Alberta Stock Exchange on January 31, 1996.  The Company was designated a “Reporting Issuer” in the Province of British Columbia on December 5, 1996.  Since November 29, 1999, the Company’s shares have been listed for trading on the Canadian Venture Exchange.  On May 25, 2000, the name of the Company was changed to “Canada Fluorspar Inc.” and the Company consolidated its share capital on the basis of three old shares for one new share.  On December 20, 2000 the Company changed its name to “Continental Ridge Resources Inc.”, these was no consolidation of capital.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain economically recoverable ore reserves.  The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production.

Discussion of Operations and Financial Condition

Use of Proceeds

The Company incurred a net loss of $162,183 (2001 – $77,602) for the six-month period ended December 31, 2002. Among the more significant expenses making up this loss are legal fees of $21,901 (2001 - $6,329); consulting fees of $19,885 (2001 - $15,000); administration fees of $28,091 (2001 - $11,700); office and miscellaneous costs of $3,789 (2001 - $5,575); rent and telephone costs of $7,517 (2001 - $6,612); regulatory and transfer agent fees of $11,296 (2001 - $4,421); and investor relations costs of $65,182 (2001 - $18,533).   The Company added staff in 2002, which increased administration costs, as well the Company completed two small financings in the first-half of the fiscal year which increased legal, regulatory and transfer agents costs.  Gregg Wilson, corporate relations, increased the Company’s exposure thru radio interviews, trade shows and brokerage meetings in the six months.  Many of the trade shows were out of province which increased costs compared to 2001.   The Company retained an advisor to help acquire a US OTC BB listing, at the time of this report the Company is expecting to receive approval from the US Securities Commission any day.

Mineral Properties Costs

The acquisition and exploration costs of the Company's mineral properties are as follows:

2002	2001

Pogo Area Project – Alaska	$ 93,076	$ 90,006
Blue Property – Nevada	357,358	99,722
Potential properties – site investigation	1,485	-

	$ 451,919	$ 189,728

CONTINENTAL RIDGE RESOURCES INC.

QUARTERLY REPORT - FORM 51

AS AT DECEMBER 31, 2002

Pogo Area Project

The company acquired an interest in a number of claims in the pogo area of interest, south-east of Fairbanks, Alaska. These claim areas are as follows:

i)

Portal/Gobi Claims

The Company has an option to acquire 100% interest in a number of claims by the issue of 66,667 shares, 16,667 on regulatory approval and 16,667 in annual intervals (66,667 issued), by cash payments of $17,500 (paid) and by the payment of an annual advance royalty of $10,000 commencing on December 10, 1999 of which $10,000 was paid by exploration work done in a previous year, and $10,000 was paid in the current year. The Company is required to expend a total of $250,000 on exploration work by December 10, 2002 (requirement met). The optionor retains a 2% Net Smelter Royalty of which 1% may be purchased by the Company for $1,000,000.

In addition, the Company has staked a number of claims adjacent to the Portal/Gobi Claims.

ii)

Sahara and Mohave

The Company has acquired, by staking, a 100% interest in the Mohave claims, located in the Pogo area. Claims in the Sahara Property have been abandoned in the year ended June 30, 2001 and accumulated costs relating to those claims which have been written off.

i)

The Company has entered into agreements on its Pogo area properties with an unrelated company whereby that company will earn a 60% interest in the Portal/Gobi and Mohave properties.  Total expenditures of US$1,500,000 (including $70,000 cash payments due by the Company) are required over a five-year earn-in period.

After the earn-in period the Company will have a 40% participating interest in the joint venture.

The following costs have been incurred on the project:

	2002	2001

Acquisition
Issue of shares	$-	$
Option payments	-		4,166
	-		4,166
Deferred exploration
Lease, rental payments	3,070		3,977
Geological and geophysical	-		-
	3,070		3,977

Less: Option proceeds	-
Less: Costs written off	-		-
	-		-

Net costs (recovered) incurred during the period	3,070		8,143
Balance, beginning of period	90,006		81,863

Balance, end of period	$93,076		$90,006

CONTINENTAL RIDGE RESOURCES INC.

QUARTERLY REPORT - FORM 51

AS AT DECEMBER 31, 2002

Blue Mountain Geothermal Project, Nevada, U.S.A.

 Subject to regulatory acceptance, the Company entered into an agreement with a company, with two common directors, to earn a 60% joint venture interest in the Blue Mountain Geothermal Project. Over a three-year period, the agreement requires the issue of 600,000 shares (200,000 issued during the period, cash payments of US$50,000 (US$10,000 paid), and US$1,650,000 in exploration expenditures.

The Company will have a 20% joint venture interest after payments of US$30,000, work expenditures of US$450,000, and the issue of 400,000 shares.

The following costs have been incurred on the project:

	2002	2001

Acquisition
Option payments	$15,500	$1,500

Deferred exploration
Property leases	4,212	-
Drilling costs	155,864	-
Geological and geophysical	15,788	147

Expenditures for the six month period	191,364	1,647

Balance, beginning of period	165,994	89,826

Balance, end of period	$357,358	$91,473

Investor Relations

The Company entered in an agreement with Mindat Research and brought on-board Gregg Wilson to handle investor relations and financing activities on behalf of the Company.  Gregg Wilson will provide investor relations services for the company pursuant to an agreement dated March 15, 2002.  Under the terms of the agreement, Mr. Wilson will receive a service fee of $6,000 per month and expenses.  Mr. Wilson shall also receive a grant of 100,000 stock options, which shall be exercisable at a price of 25 cents per share for a period of two years.  The options shall be subject to a vesting schedule whereby 25,000 options will vest, and thereby become exercisable three months after the date of the options granted.

Mindat research will assist the Company to raise financing, and will be compensated on a performance basis.

Liquidity and Solvency

The financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

CONTINENTAL RIDGE RESOURCES INC.

QUARTERLY REPORT - FORM 51

AS AT DECEMBER 31, 2002

CONTINENTAL RIDGE RESOURCES INC. - REPORT TO SHAREHOLDERS

The Company announced in December 2002 it has entered into a letter agreement with Blue Mountain Power Company Inc. (“BMP”) whereby the Company shall acquire 100% of the issued and outstanding shares of BMP from the BMP shareholders.

BMP, a private B.C. company, holds a 100% interest in certain geothermal leases located in Humboldt County, Nevada, known as the Blue Mountain Geothermal Project.  Continental Ridge currently holds an option to earn up to a 60% interest in the Blue Mountain Geothermal Project pursuant to an agreement dated June 19, 2001, as amended, by incurring US$1,650,000 of exploration expenditures on the property and making certain cash and share payments.

Under the terms of the letter agreement, the Company has agreed to acquire all of the shares of BMP, and thereby 100% of the Blue Mountain Geothermal Project, in consideration for the issuance of 5,500,000 common shares in the capital of the Company (the “Transaction Shares”) to the BMP shareholders. The Transaction Shares shall be subject to a 4-month hold period and escrow restrictions as determined by the TSX Venture Exchange (“Exchange”).

Brian D. Fairbank, the President of the Company, is also the controlling shareholder of BMP. The transaction is a related party transaction subject to execution of a formal share exchange agreement, approval of the shareholders of BMP and of the Company at an extraordinary meeting, and acceptance of the Exchange.

At the Blue Mountain Geothermal Project, the "Deep Blue No.1" discovery well, drilled earlier this year with cost sharing by the US Department of Energy, demonstrated resource temperatures of approximately 150°C (300°F) from 470 metres (1530 feet) to the bottom of the hole at 672 metres (2205 feet).  A second 1000-metre (3280-foot) deep test well, to be drilled one kilometre northeast Deep Blue No. 1 at a cost of US$824,000, has been approved for US$659,000 in funding from the Department of Energy. Continental Ridge's objective is to develop an initial 30MW power plant at the Blue Mountain geothermal site.

A committee of independent directors of the Company, consisting of James E. Yates and Michael Marchand, was formed on December 4, 2002, to consider and negotiate terms of the merger.  The Independent Committee, having considered all the factors they have deemed to be necessary to be considered, including the GeothermEx Review Report and the Glanville Fairness Opinion, have concluded that completion of the proposed merger is appropriate and favourful for the Company and recommends that the minority shareholders vote in favour of the proposed merger.

In closing, we would like to thank the shareholders for their continued support.

On behalf of the Board,

“Brian D. Fairbank”

President

TABLE OF CONTENTS

SUMMARY

The Meeting

The Proposed Transaction

BMP

Conditions to Completion of Proposed Transaction

Recommendations of the Board of Directors

Solicitation of Proxies

Appointment and Revocation of Proxy

Registered Shareholders

Non-Registered Shareholders

Provisions Relating to Voting of Proxies

PERSONS MAKING THIS SOLICITATION

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Voting Securities and Principal Holders of Voting Securities

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

A.

PROPOSED ACQUISITION OF BMP

General Transaction Terms

Related Party Transaction

Conditions to Completion of the Proposed Transaction

Available Funds

Principal Purposes

Blue Mountain Power Company Inc.

Review Report

Fairness Opinion

Share and Loan Capital Structure of BMP

Directors and Officers of BMP

Share Capital of the Company

Directors, Officers and Principal Shareholders

Conflicts of Interest

Risk Factors

Executive Compensation

Escrowed Securities

Investor Relations Arrangements

Interests of Management and Others in Material Transactions

Dividend Record

Relationship Between the Company and Professional Persons

Legal Proceedings

Indebtedness of Directors and Officers

Auditor and Transfer Agent

Material Contracts

Consent of Experts

Consent of GeothermEx

Directors Approval

Approval Sought

B.

SPECIAL RESOLUTION TO CHANGE NAME

C.

ELECTION OF ADDITIONAL DIRECTOR

D.

OTHER BUSINESS

BOARD APPROVAL

CONTINENTAL RIDGE RESOURCES INC.

INFORMATION CIRCULAR

“BMP”	means Blue Mountain Power Company Inc.;
“BMP Shareholders”	means all of the shareholders of BMP;
“BMP Shares”	means all of the issued and outstanding shares of BMP;
“Circular”

means the Information Circular of the Company dated January 29, 2003 prepared by the Company’s management in connection with the Extraordinary General Meeting of the shareholders of the Company to be held on February 28, 2003.

“Company”	means Continental Ridge Resources Inc.;
“Debt Settlement”	means the settlement of approximately $250,000 of current indebtedness of the BMP prior to completion of the transaction;
“Director”	means a director of the Company;
“DOE”	means U.S. Department of Energy;
“Employee”	means an employee of the Company;
“Exchange”	means the TSX Venture Exchange;
“Fairness Opinion”	means the Fairness Opinion prepared by Glanville, dated December, 2002;
“FEL”	means Fairbank Engineering Ltd.
“Financial Statements”	means the audited financial statements of the Company for the period ended June 30, 2002;
“GeothermEx”	means GeothermEx, Inc. of Richmond, California;
“Geothermal Property”	means the geothermal leases owned by Noramex which are located in Humboldt County, Nevada;
“Glanville”	means Ross Glanville & Associates Inc. of Burnaby, B.C.;
“Independent Committee”	means the independent committee of the directors of the Company, consisting of James E. Yates and Michael Marchand;
“Letter of Intent”	means the Letter of Intent dated December 13, 2003, entered into between the Company and BMP relating to the Proposed Transaction;
“Management”	means an officer, director or senior employee of the Company;
“Meeting”	means the Extraordinary General Meeting of the Shareholders of the Company to be held on February 28, 2003;
“Minority Shareholders”	means the holders of common shares other than a related party, as such term is defined in the Policy;
“Noramex”	means Noramex Corp., a wholly-owned subsidiary of BMP;
“Officer”	means an officer of the Company;
“Option”	means the option agreement dated June 19, 2001, between the Company and BMP;
“Policy”	means Policy 5.9 of the Exchange, which incorporates OSC Rule 61-501, Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions;
“Private Placement”	means a non-brokered offering of up to 1,250,000 Units at a price of $0.40 per Unit;
“Project”	means the Blue Mountain Geothermal Power Project, consisting of Geothermal Property and related assets owned indirectly by BMP;
“Proposed Transaction”	means the proposed acquisition of the BMP Shares by the Company pursuant to the terms of the Letter of Intent;
“Proxy”	means the form of proxy accompanying the Circular;
“Review Report”	Means an independent technical and cash-flow review report prepared by GeothermEx, dated December 16, 2002.
“Share Exchange Agreement”	means the formal share exchange agreement between the Company, BMP and the BMP Shareholders;
“Transaction Shares”	means 5,500,000 fully paid and non-assessable common shares of the Company to be issued to the BMP Shareholders pursuant to the Proposed Transaction at a deemed price of $0.38 per common share;
“Transfer Agent”	means Computershare Trust Company of Canada; and

SUMMARY

CONTINENTAL RIDGE RESOURCES INC.

INFORMATION CIRCULAR

The following is a summary of, and is qualified in its entirety by, the more detailed information appearing or referred to elsewhere in this Circular.  Shareholders are urged to read the Circular in its entirety including the Appendices.  Certain capitalized words and terms used in this Summary are defined in the Glossary.

The Meeting

An Extraordinary General Meeting of the Shareholders of the Company will be held at Suite 1000-840 Howe Street, Vancouver, B.C. on Friday, February 28, 2003, at 10:00 a.m.  At the Meeting, the Company’s shareholders will receive and consider, among other matters, an ordinary resolution of the disinterested shareholders to approve the proposed acquisition by the Company of the BMP Shares; a special resolution to change the name of the Company to “Continental Geothermal Power Inc.” or such other name as may be acceptable to certain regulatory authorities and approved by the directors; and an ordinary resolution to elect Gordon Bloomquist as a director of the Company.

The Proposed Transaction

The Company has agreed to acquire the BMP Shares pursuant to the terms of the Letter of Intent.  BMP, through Noramex (a wholly owned Nevada subsidiary) holds a 100% interest in certain geothermal leases and related assets located in Humboldt County, Nevada, known as the Blue Mountain Geothermal Project.

The Proposed Transaction is a “related party transaction” under Exchange policy since certain directors and officers of the Company (Brian D. Fairbank and Jack W. Milligan) are also directors, officers and major shareholders of BMP. As a result, Messrs Fairbank and Milligan are disqualified from voting their shares of the Company on the resolution to consider and approve the Proposed Transaction. The Company has commissioned a Review Report of the Project prepared by GeothermEx, and a Fairness Opinion on the Proposed Transaction prepared by Glanville. Refer to “Proposed Acquisition of BMP” and Appendices II and III hereto.

As consideration for the acquisition, the Company is proposing to issue the Transaction Shares to the BMP Shareholders.  Upon completion of the Proposed Transaction and the Private Placement, the Transaction Shares will constitute approximately 29.5% of the Company’s issued and outstanding share capital, based upon there being 9,714,724 common shares currently issued and outstanding.

BMP

Blue Mountain Power Company Inc. (“BMP”) was incorporated under the laws of the Province of British Columbia on October 22, 1993.  BMP owns, through Noramex, a 100% interest in the Project. BMP has no assets or operations other than the Project, and a lease application for 1280 acres of federal land located in Pershing County, Nevada.

The Company currently holds an option to earn up to a 60% interest in the Project pursuant to an agreement dated June 19, 2001 (the “Option”). In order to earn a 60% interest the Company must pay US$50,000, incur a total of US$1,650,000 of exploration expenditures and issue 600,000 common shares to BMP over a three year period. To date the Company has paid US$20,000, issued 200,000 common shares and incurred US$150,000 in exploration expenditures under the Option. The Proposed Transaction will replace the Option and increase the interest of the Company in the Project to 100%. Over the next 12 months the Company intends to focus its resources on the further exploration and development of the Project and its existing mineral properties.  Refer to “Business of BMP” for further details.

Conditions to Completion of Proposed Transaction

The completion of the Proposed Transaction is subject to a number of conditions.  Among other things, the Company, BMP and the BMP Shareholders must enter into a formal Share Exchange Agreement.  The Proposed Transaction is subject to the approval of a majority of the Company’s Minority Shareholders represented at the Meeting, and is further subject to acceptance for filing by the Exchange.  Refer to “Conditions to Completion of Proposed Transaction”.

Recommendations of the Board of Directors

A committee of independent directors of the Company, consisting of James E. Yates and Michael Marchand, was formed on December 4, 2002, to consider and negotiate the terms of the Proposed Transaction. The Independent Committee, having considered all factors they have deemed to be necessary to be considered, including the GeothermEx Review Report and the Fairness Opinion, have concluded that completion of the Proposed Transaction is appropriate and favourable for the Company and recommend that the Minority Shareholders vote in favour of the resolution to approve the Proposed Transaction.

The Board of Directors has determined that the Proposed Transaction is fair to the Minority Shareholders and is in the best interests of the Company and recommends that the Minority Shareholders vote in favour of the resolution to approve the Proposed Transaction.

Information Circular

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Continental Ridge Resources Inc. (the “Company”).  The form of proxy which accompanies this Circular (the “Proxy”) is for use at the Extraordinary General Meeting of the shareholders of the Company to be held on February 28, 2003 (the “Meeting”), at the time and place set out in the accompanying notice of meeting.  The Company will bear the cost of this solicitation.  The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy.  Registered shareholders should deliver their completed proxies to Computershare Investor Services Inc., of 2nd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9 (by mail, fax, telephone or internet according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.  The persons named in the proxy are directors and officers of the Company.  A shareholder who wishes to appoint some other person to represent them at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided.

A registered shareholder may revoke a proxy by:

(a)

signing a proxy with a later date and delivering it at the time and place noted above;

(b)

signing and dating a written notice of revocation and delivering it to the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or in any other manner provided by law; or

(c)

attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Non-Registered Shareholders

In many cases common shares of the Company beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(d)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or

(e)

in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders.  Generally Non-Registered Holders who have not waived the right to receive meeting materials will either:

(f)

be given a proxy which has been signed by an Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly compete the form of proxy and return it in accordance with the instructions provided in the form; or

(g)

more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form.  In this case, the Non-Registered Holder should return it in accordance with the instructions provided in the form.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the cases of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.  If Non-Registered Holders do not follow such instructions and attend the Meeting, they will not be entitled to vote at the Meeting.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

PROVISIONS RELATING TO VOTING OF PROXIES

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him.  If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Circular.

The Proxy or voting instruction form gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting.  At the time of printing this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

PERSONS MAKING THIS SOLICITATION

This solicitation is made on behalf of Management and the cost of such solicitation will be borne by the Company.  No Director has given  Management notice that he intends to oppose any action intended to be taken by Management at the Meeting.

The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  No solicitation will be made by specifically engaged employees or soliciting agents.  Brokers, nominees or other persons holding shares in their names for others shall be reimbursed for their reasonable charges and expenses in forwarding proxies and proxy material to the beneficial owners of such shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No Director or Officer, past or present or any person on behalf of whom this solicitation is made has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except for Brian D. Fairbank, Jack W. Milligan and Frank Diegmann who are directors, officers or substantial shareholders of BMP. Accordingly, they shall be disqualified from voting the shares of the Company that they hold with respect to the resolution to consider and approve the Proposed Transaction.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On January 17, 2003, the Company had 9,714,724 common shares outstanding.  All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered on January 17, 2003 are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy or voting instruction form to attend and vote, deliver their proxies or voting instruction forms at the place and within the time set forth in the notes to the Proxy or voting instruction form.

To the knowledge of the senior officers of the Company, as of the date of this Circular, no persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the common shares of the Company except for:

Frank Diegmann who controls 2,223,833 shares representing 22.9% of the outstanding shares of the Company; and

Brian D. Fairbank who controls 1,518,333 shares representing 15.6% of the outstanding shares of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

The shareholders of the Company and their duly appointed proxies in attendance at the Meeting will be asked to consider the following items:

A.

PROPOSED ACQUISITION OF BMP

General Transaction Terms

The Company has agreed to acquire all of the BMP Shares pursuant to the terms of the Letter of Intent.  As consideration for this acquisition, the Company will issue the Transaction Shares to the BMP Shareholders. The Company shall also transfer 100,000 common shares in the capital of BMP to FEL, a non-reporting company owned by Brian D. Fairbank. Refer to “Interest of management and Others in Material Transactions”.

The Company has agreed to fund the costs related to the Proposed Transaction, which are estimated to be $35,000.

Upon completion of the Proposed Transaction and the Private Placement, the Transaction Shares will represent approximately 29.5% of the Company’s then issued and outstanding share capital based upon there being 9,714,724 common shares of the Company currently issued and outstanding.  (Refer to “Share Capital - Existing and Proposed Share Capital”).

The Transaction Shares will be issued pursuant to exemptions from the prospectus and registration requirements of applicable securities legislation in the jurisdictions where the BMP Shareholders reside, and will be subject to a four month hold period. Transaction Shares issued to certain individuals and entities will also be subject to escrow restrictions prescribed by the Exchange.

Related Party Transaction

Certain Directors, Officers and major shareholders of the Company, Brian D. Fairbank, Jack W. Milligan and Frank Diegmann, are also directors officers or substantial shareholders of BMP. As a result, the Proposed Transaction is a “related party transaction” under the Policy. In order to comply with the provisions of the Policy the Company is required to:

1.

issue a News Release and file a Material Change Report disclosing the material terms of the Proposed Transaction;

2.

form a Committee of Independent Directors of the Company to represent the interests of the Company with respect to the Proposed Transaction;

3.

convene a general meeting of shareholders to consider Minority Shareholder approval to the Proposed Transaction;

4.

prepared and send an Information Circular to shareholders which provides disclosure of all material information concerning the Proposed Transaction;

5.

obtain a formal valuation, unless an exemption for such is available under the Policy; and

6.

obtain Minority Shareholder approval for the Proposed Transaction.

The Company has satisfied the requirements of the Policy indicated in items 1 through 4 above, and has applied to the Exchange, for an exemption from the formal valuation requirements on the basis that the Project is considered to be of “indeterminate” value under the Policy. The Policy provides that assets or businesses may be considered to be of “indeterminate” value where there is only a minimal history of operations and there are no cumulative earnings, little or no sales or revenues and no positive cash flow.

The Company is seeking Minority Shareholder approval for the Proposed Transaction at the Meeting. This means a positive vote of a majority (50% plus one share) of the shares of the Company represented at the meeting, excluding shares held by a “related party”, as defined in the Policy. For the purposes of the Meeting, all shares owned by Bran D. Fairbank, Jack W. Milligan, Frank Diegmann and their affiliates, will be disqualified from voting on the Proposed Transaction.  Based upon their current shareholding this means that 3,756,166 shares will not be eligible to vote on this matter.

Conditions to Completion of the Proposed Transaction

The Letter of Intent provides that the completion of the Proposed Transaction is subject to a number of conditions.  These conditions, and the status of their completion, are summarized below:

1.

The Company, BMP and the BMP Shareholders must enter into a formal Share Exchange Agreement.  As of the date hereof, the Share Exchange Agreement has been prepared and is currently being circulated for execution by the parties;

2.

The Proposed Transaction is subject to Minority Shareholder approval at the Meeting; and

3.

All transaction documentation related to the Proposed Transaction is subject to acceptance for filing by the Exchange.  The Company has applied for Exchange acceptance.

Available Funds

As of December 31, 2002, the estimated proforma working capital of the Company and BMP (assuming completion of the Debt Settlement) was ($83,567). The Company is seeking to raise gross proceeds of approximately $500,000 through the Private Placement.  In the event that the Private Placement is fully subscribed, and a finders fee is paid with respect to all subscriptions, the Company will receive net proceeds of $455,000.  This would result in $371,433 of Available Funds.

Principal Purposes

The Company will utilize the Available Funds and the proceeds of the Private Placement in order or priority as follows:

Application of Funds	Amount
Estimated transaction costs remaining	$25,000
Share of cost to drill Deep Blue No. 2	$255,000 (1)
Share of long term testing program	$39,000 (2)
Working capital reserve for general and administrative expenses(3)	$52,433
TOTAL	$371,433

(1) Canadian $ equivalent of US$165,000 converted at estimated exchange rate of 1.55

(2) Canadian $ equivalent of US$25,000 converted at estimated exchange rate of 1.55

(3) the general and administrative expenses of the Company are approximately $30,000 per month

Blue Mountain Power Company Inc.

Name and Incorporation

BMP was incorporated under the laws of the Province of British Columbia as “Powertec Development Company Ltd.” on October 22, 1993.  The name of BMP was changed to “Blue Mountain Power Company Inc.” on February, 25, 1994.  BMP has one wholly-owned subsidiary, Noramex Corp., a Nevada corporation, which owns the geothermal leases and related assets located in Humboldt County, Nevada, known as the Blue Mountain Geothermal Project.

Business of BMP

Except for the Review Report  provided by GeothermEx and the Fairness Opinion provided by Glanville, the following information relating to the business of BMP has been provided by BMP to the Company.  The Company believes the information to be accurate and complete and has relied upon BMP in this regard.

Description and General Development of Business

Since 1993 BMP has been engaged in the exploration and development of geothermal resources in the State of Nevada. At the present time the Project is the sole asset of BMP.

Location, Access and Physiographic Setting

The Geothermal Property is located in Humboldt County of north central Nevada about 30 km (20 miles) west of the town of Winnemucaa. From Winnemucaa the site is accessible year-round via the Jungo Road, an adequately maintained gravel county road that passes south of Blue Mountain.  From the Jungo Road at a point just west of Blue Mountain a dirt road leads north along the eastern edge of the valley providing good access to the entire lease area.

The site is at an elevation of about 1300 metres (4300 feet) above sea level on the western pediment of Blue Mountain and the flat basin of Desert Valley.  Bedrock outcrops are abundant at the base of the mountain in the eastern parts of Sections 12, 14 and 23 but are absent on the desert flat to the west, which is mantled in alluvium.  Terrain in the principal area of interest is regular and most of the property is readily accessible by vehicle.

Local vegetation consists of arid land or desert plants such as sagebrush, bunch grass and a few other small shrubs.  The climate is typical of the Basin and Range Desert:  hot dry summers and cold winters with occasional snowfalls.  The area is also sporadically subject to high winds.

Description of Tenures

Noramex is the registered owner of three geothermal leases covering seven sections of land comprising 4,567.04 acres, more or less, in Humboldt County, Nevada.  The lease descriptions and particulars of ownership area as follows:

Lease # L-6805:

Lessor:  Burlington Northern and Santa Fe Railway Company (BNSF)-(formerly Atchison, Topeka & Santa Fe Railway Co.).

1) T.36N

R.34E

Section 15

(640 Acres)
2) T.36N

R.34E

Section 23

(640 Acres)

Lease #N57435:

Lessor:  U.S. Bureau of Land Management (BLM).

3) T.36N

R.34E

Section 10

(654.66 Acres)
4) T.36N

R.34E

Section 12

(654.88 Acres)
5) T.36N

R.34E

Section 22

(649.44 Acres)
6) T.36N

R.34E

Section 26

(666.70 Acres)

Lease # N58196:

Lessor:  U.S. Bureau of Land Management (BLM).

7) T.36N

R.34E

Section 14

(663.36 Acres)

Exploration Work

The Blue Mountain geothermal prospect was originally discovered during the course of drilling undertaken for precious metal exploration on mining claims held by Nassau Ltd. (“Nassau”), a mineral exploration company based in Sparks, Nevada.  Nassau staked the original claims in 1982 and carried out exploration work on the property in 1982 and 1983.  During the course of the next several years the property was optioned by five different mining and exploration companies including Noramex in 1994.  The optionees conducted a variety of exploration programs including geological mapping; seismic, IP, magnetic and SP surveys and drilling at a cost of approximately US$2,000,000.

Hot water was encountered in several of the holes drilled between 1985 and 1987 by Billiton Minerals Co. (“Billiton”) and later in additional holes drilled by Placer-Dome, Lac Minerals and, most recently, by BMP.  A total of at least 31 of the 93 holes drilled to date are reported to have encountered hot water and artesian flows of 20 to 30 gallons per minute (gpm) at an average temperature of 79ºC (175ºF) have been observed in six of these holes.  The holes have now all been plugged and abandoned in compliance with BLM requirements and are not accessible for testing.

Neither Nassau nor any of the mineral claim optionees made application for the geothermal rights, although a Billiton employee did apply for and lease one section for a year.  In 1993 Noramex recognized the geothermal potential of the area and acquired the geothermal leases.  BMP was formed in October 1993 to initiate the development work and obtained the rights to the leases from Noramex.  BMP’s management subsequently commissioned Martin Booth of Geothermal Development Associates to review the existing data and plan a geothermal exploration program.  Booth concluded that a partially defined geothermal resource underlies parts of sections 14 and 23 and recommended a drill program to further delineate the resource.  The proposed program included thirteen shallow temperature-gradient test holes and two small diameter test wells to a nominal depth of 3,000 feet (900m) designed to intersect the inferred reservoir.

Between 1996 and 1999 BMP drilled eleven holes and, with scientific support from the Energy and Geoscience Institute of the University of Utah (EGI), carried out valuable geophysical and geochemical studies of the project area.  These included a Self Potential (SP) survey; downhole temperature logging; hydrogeochemical sampling and analyses; and geothermometry determinations.  On the basis of the positive results of this work, BMP entered into negotiations with the U.S. Department of Energy (DOE) to cost-share a confirmation-drilling program under DOE Cooperative Agreement No. DE-FC04-00AL66972; Amendment No. A001 dated February 21, 2001.

In May 2001 an agreement was reached whereby the DOE will contribute 80% of the funding for the drilling and preliminary testing of a 700 metre (2,300 ft) test well costing US$450,000 (Deep Blue No.1).  BMP subsequently optioned the project to the Company which, as BMPs successor, contributed 20% of the cost.

In the spring of 2002, the Company successfully completed the Deep Blue No.1 test well which resulted in the discovery of a significant geothermal resource at Blue Mountain in north-central Nevada.  Preliminary testing of the Deep Blue No. 1 test well confirmed that both high temperatures and excellent permeability were encountered at relatively shallow depths.

Deep Blue No. 1 well was cased to 175 meters and drilled to a total depth of 672 meters. A slotted liner was installed in the lower part of the hole. Well logs (temperature, pressure, and gamma ray) run immediately after hole completion yielded temperatures of up to 146º C (295°F) with temperatures still increasing in the bottom interval. Continuous circulation of cold fluids during drilling has the effect of cooling the formation around the well bore which then takes 1-2 months to fully heat up or "equilibrate" to pre-drilling temperatures. The reservoir temperature indicated by Deep Blue No. 1 is expected to be somewhat greater than 150°C (300°F). Further tests are planned.

Geological Setting

The project area is in the Basin and Range geomorphic province of northern Nevada, a region characterized by high terrestrial heat-flows and, not incidentally, one of North America’s leading gold-producing areas.  The high heat-flows are attributed to crustal extension and thinning enabled by neogene and recent lateral and normal (block and/or detachment) faulting.  Many of the gold deposits are considered to be genetically related to these heat-flow and structural regimes.  Within the Basin and Range terrain the highest heat-flows occur in the “Battle Mountain Heat-Flow High”.  This is an extensive region of northern Nevada characterized by heat-flows, which are, on average, over 50% higher than those elsewhere in the Basin and Range.  These heat-flow values lie in the 100 to 120 mW/m2 range and, depending upon conductivity, they translate to geothermal gradients of between 40º and 80ºC/km.  All Basin and Range geothermal power projects are in or near areas with heat-flows in the range of 100 mW/m2 or greater.  This means that temperatures of 150 to 200ºC can occur between 1.5 to 2.5 km of the surface.  These temperatures are appropriate for power generation and, throughout the region, they occur within a maximum acceptable economic drilling depth of 4 km.

Blue Mountain lies well within the heat-flow anomaly and temperatures up to 81ºC have been measured within 125 m of the surface at the project site.  Observed geothermal gradients vary from 86ºC/km to 738ºC/km.  These gradients may be influenced by variations in subsurface conductivity and by convective movement of geothermal fluid but they are nevertheless anomalously high.  A gradient of about 80ºC/km for example (consistent with those elsewhere in explored Basin and Range geothermal areas), would indicate temperatures in the 200ºC range at depths of about 1.5km (390ºF-4900ft).

2002 drilling found that permeable zones are present in rock formations intersected by Deep Blue No. 1. The well intersected numerous open fracture zones lined by crystalline quartz as well as other fractures partially sealed by silicification from an earlier phase of geothermal activity. Additional flow and permeability tests are to be conducted later this year to determine well productivity as part of the continuing joint program with DOE.

Drillhole Temperature Observations

Of 93 mineral exploration and shallow gradient drillholes collared on the property, 31 are reported to have produced variable amounts of warm or hot water.  The evidence of geothermal activity is, in some instances, anecdotal but for most there are reliable references in drill logs and 10 of the most recent holes have been studied in detail.  These studies included temperature logging, gradient determinations, water sampling and analyses and geothermometry.

The early drilling was done for mineral exploration purposes and, as the geothermal potential of the area had not yet been recognized, no specific effort was made to collect geothermal data from drillholes BM 001 through BM 078.  For this reason many drillholes with no reported water or temperatures lie within the geothermally anomalous area as it is now known but they do not constrain it.  In other cases hot water was noted during drilling but no effort was made to obtain any scientific data.  These drillholes provide valuable information on the near surface distribution of the geothermal fluids and the extent of the possible reservoir.

Well logs (temperature, pressure, and gamma ray) from the Deep Blue No. 1 well, run immediately after hole completion, yielded temperatures of up to 146º C (295°F) with temperatures still increasing in the bottom interval.  The reservoir temperature indicated by Deep Blue No. 1 is thus somewhat greater than 150°C (300°F). The pattern of temperature increase with depth indicates that higher temperature zones may be found within the geothermal system and possibly east of the Deep Blue No. 1 site.

The DOE has recently awarded new funding for a second deep test well, in 2003, to further explore the eastern part of the resource area.

Background on the Industry

North American electricity markets are currently experiencing transitions attributable to a variety of sources.  Among these are modifications in government energy policies, deregulation of utilities, effects of NAFTA, environmental concerns, dramatic price fluctuations and growing demand.  These factors directly affect the viability of new power projects but overall the market for new power is strong with U.S. domestic electrical consumption in projects to increase by 1.8% per year through 2020.  To meet this demand and to compensate for obsolete plant retirements, construction of 393,000 MW of new generating capacity will be needed (DOE Energy Information Administration; 2001).  Most of this is forecast to be filled by fossil fuel-fired plants although recent announcements on U.S energy policies suggest that nuclear power too may be poised for a comeback.  Both of these technologies, however, have been adversely impacted by environmental issues:  greenhouse gas and other emissions from fossil fuels and radiation hazards from nuclear plants.  As a result, if future electricity demand is to be satisfied and environmental issues addressed, a substantial investment in renewable and environmentally clean energy such as a geothermal can be realistically expected.

Western U.S. energy prices are currently strong but forecast to fall off somewhat in the long term.  California’s Department of Water Resources, for instance, has committed to 38 power purchase contracts over 17 years at prices ranging between $58 and $249 per MWh.  The average initial price is reported to be $138/MWh (Energy Newsdata:  June 2001) but the average mid-term price for which figure are provided appears to be $81/MWh.  Energy pricing, however, is complicated and contracts may incorporate different price schedules for capacity, energy, baseload (energy and capacity) and peaking power sales.  Give the western U.S. energy demand, however, and the fact that geothermal energy is a renewable resource, a strong market at favourable prices can be realistically expected for any output from the Blue Mountain Geothermal project.

There are currently 14 geothermal power facilities operating in the Basin and Range physiographic province of Nevada, California and Utah.  Field outputs range from 800 KW to 248 MW with total 1996 productive capacity in excess of 500 MW (Benoit 1996, GRC 2001).

The plants utilize either single or dual direct-flash systems, binary systems or, in some cases, a combination of direct-flash and binary.  In a direct-flash system, hot water from a well is flashed to steam and used directly to drive a turbine.  Binary plants employ heat exchangers coupled to closed cycle vapour turbines to make efficient use of lower temperature fluids and are becoming increasingly popular.  Both technologies, however, are well established have been in use for decades in a number of countries including the U.S., Italy, Japan, Philippines, New Zealand, Mexico, El Salvador, Nicaragua and Costa Rica among others.

The Blue Mountain Geothermal project is not advanced to the point where detailed approaches to extraction and production technologies can be specified but some perspective on the potential of the site is appropriate.  A realistic model would be a phased development with first stage plant comparable in capacity to the existing generating facilities in the region as listed below (after Benoit 1996; Geo-Heat Center 1997).

List of Operating Geothermal Plants; Basin and Range Region

Name	Type	Output (MW)	Name	Type	Output (MW)
NEVADA			CALIFORNIA
Beowawe	Dual Flash	16.0	Amedee	Binary	1.6
Brady’s	Dual Flash	24.0	Coso	Dual Flash	248.0
Desert Peak	Dual Flash	8.7	Casa Diablo	Binary	27.0
Dixie Valley	Dual Flash	66.0	Wineagle	Binary	0.8
Empire	Binary	3.6
Soda Lake	Binary	16.6	UTAH
Steamboat	Binary	35.1	Cove Fort	Single Flash & Binary	11.0
Steamboat Hills	Single Flash	14.4	Roosevelt	Single Flash	23.0
Stillwater	Binary	13.0

The average of 15 plant capacities shown is approximately 34 MW.  A facility of this size operating at a 95% plant factor would produce 283 GWh/year on a renewable basis.  Assuming a mid-term wholesale energy price of US$81/MWh, the gross value of the annual production would be US$21.8 million (C$25.5 million).

Conclusions

DEEP BLUE No.1 was drilled to a total depth of 2205ft (672.1m) in forty-seven (47) days, from spud to rig release. The maximum temperature recorded in the well (WELACO) was 292.5°F (144.7°C) at a depth of 2114.6ft (644.5m).  The top expression of the geothermal system is interpreted from the BHT data to be at 1530 feet (466m).

From the temperatures measured in the well and the extent of quartz veining and silicification observed in much of the core, it appears that DEEP BLUE No.1 intersected a moderate temperature resource at 1530 feet (466m).

Temperatures measured in the well likely represent the low end of the ‘system’ temperatures.  Higher temperatures may occur in wells that are drilled deeper and that intersect permeable fractures that are in communication with the high temperature reservoir at depth. Preliminary interpretation of the temperature profiles from DEEP BLUE No.1 by David Blackwell, (W. B. Hamilton Professor of Geophysics, Southern Methodist University, Dallas, TX) suggests two possible large-scale scenarios for the thermal regime at Blue Mountain (Blackwell pers. com, August 2002).

In the first scenario, a single major flow path that might correspond to the Central Fault lies to the east of the well, and temperatures at DEEP BLUE No.1 would be equal to or less than those along the fault. If fluid circulation from depth is confined to a fault to the east of the well, the ‘system’ temperatures are unconstrained by the current temperatures recorded from DEEP BLUE No.1 and could be significantly higher than the temperatures measured in the well.

Alternatively, there might be multiple flow paths along an extensive and more complex system of faults and fractures at depth between the range front (western scarp of Blue Mountain) and Desert Valley to the west. Additional faults channelling hot fluids from depth may be present to the west of the well. In this case the temperature recorded in the well may more closely represent the ‘system’ temperatures, but the size (area) of the potential high temperature resource might be much larger than in the case of a system supplied by a single fault.

Recommendations

The temperatures measured in DEEP BLUE No.1 are encouraging. A maximum temperature of 292.5F (144.7C) at 2114.6ft (644.5m) was recorded in rocks that are moderately permeable. Higher temperatures might be encountered in other areas of the property at similar depth as indicated by higher temperature gradients to the southeast or in permeable zones at depth. The extensive hydrothermal alteration exposed at surface at Blue Mountain, and widespread silicification encountered in exploration holes suggests that a large, actively convecting hydrothermal system has existed at Blue Mountain over an extended period of time.

An second deep slim hole to 1000 meters (DEEPBLUE No.2) is planned 100 metres southeast of DEEPBLUE No. 1, to test other structural targets and provide additional information to on the nature of the high temperature thermal regime at depth. The well operations will be similar in scope to DEEPBLUE No.1 and will require cemented casing, Blow-Out-Prevention equipment, and specialised drilling procedures for safety. The DEEPBLUE No.2 hole will be drilled in early 2003 and has been approved for cost sharing with the DOE.

Approximately 10 widely-spaced, 150-metre deep temperature gradient wells are recommended stepping out from the of the 2000 X 3000 metre known thermal anomaly to determine the outer margins of the geothermal system. The thermal anomaly as measured in shallow drill holes (above the geothermal reservoir is open in all directions and thus the lateral dimensions of the geothermal system are not known.

The Company has initiated discussion for power sales agreements with both the Sierra Pacific, the northern Nevada utility, and with large industrial power consumers.

Retail power costs to customers of the two large regulated utilities, Nevada Power in the south and Sierra Power in the north, have risen over the past year especially to industrial customers. The state of Nevada has recently legislated a renewable energy quota system governing regulated utilities and major power consumers not on the utility system. Renewable energy credits (RECs) will accrue to producers of geothermal power allowing major power consumers to opt out of the utility power system and abide by the required percentage of renewable power by purchasing RECs.

A power market study should be conducted to outline new Nevada State and U.S. federal government legislation and determine how they may benefit or otherwise effect the Blue Mountain Geothermal Project. It is anticipated that BMP will be able to sell power directly to large industrial customers. Power pricing, transmission line routing and the means available to wheel power to industrial customers should be included in the study.

Cost Estimate

The cost of the proposed Deep Blue No. 2 drilling project is estimated at US$825,000 with an additional US $125,000 required for well testing and other long-term drilling project expenditures. The 10 hole shallow gradient-drilling program is projected to cost CDN$250,000. The Power market study is budgeted at CDN$100,000. Project costs in U.S. funds except where otherwise stated.  For purposes of this estimate, all figures have been rounded to the nearest $1000.

Under the terms of the DOE agreement, the DOE has undertaken to contribute 80% of the US$825,000 Deep Blue No. 2 drilling cost or US $660,000 as well as 80% of the US$125,000 contingent long-term testing program or US$100,000.  The Company will be responsible for the remaining 20% of the direct drilling and post drilling costs of US$165,000 and US$25,000, respectively.

The Company will fund 100% of the shallow temperature gradient drilling program (CDN$250,000) and the power market study (CDN$100,000).

At the completion of the above work, the Company will focus on initial plans to develop a 30MW power plant within a 2½-year time frame.  The Company will embark on a drilling campaign to include at least two production wells. With the production test results in hand, plant design, costing studies and a feasibility report will be completed.

Pre-feasibility study of an initial 30MW power plant has been completed over the past year.  It is envisioned that production wells and steam turbines will develop a 150-200°C reservoir. Supply wells will produce from 500-1000 metres below surface. Drilling has outlined a five square kilometre (2 square mile) zone with subsurface rock temperatures increasing 40°C every 100 metres of depth. The initial 30MW plant construction would cost about $65 million.  The Project is close to the transmission grid and large industrial power consumers.

The Deep Blue No. 2 test well will target a different part of the Blue Mountain geothermal system where previous shallow temperature gradient wells recorded some of the highest temperature gradients on the Blue Mountain property.  This well will be drilled to 1 km in depth, significantly deeper than the 672 m deep Deep Blue No. 1 well.

Other Properties Owned by BMP

BMP and Noramex do not hold an interest in any geothermal or mineral property other than the Project, and a lease application for 1280 acres of federal land located in Pershing County, Nevada.

Review Report

The Company commissioned an independent technical and cash-flow report from GeothermEx, dated December 16, 2002, to determine the value of the Project owned by BMP. GeothermEx reviewed the geothermal resource of the Blue Mountain Geothermal Project and prepared discounted cash flows under two different operating cost scenarios. Refer to the Review Report dated December 16, 2002, which is attached as Appendix II to the Circular for full details.

GeothermEx’s major conclusions are summarized below:

•

The Blue Mountain Project has identified a significant geothermal resource of about 150°C temperature at 500 to 700 m depth; this temperature is suitable for use in commercial binary power plants, and the relatively shallow depth of the resource implies relatively low drilling cost.

•

Given the attractive temperature level for the drilling depth, the existence of an extensive geothermal anomaly, and the relatively flat and accessible terrain of the project site, the Blue Mountain project is as attractive as any being explored or developed in Nevada today.

GeothermEx calculated a net present value of U.S. $40.6 million for 100% of the Project. However, GeothermEx also calculated a net present value of U.S. $17.3 million by utilizing much higher annual operating costs (U.S. $7.5 million per year versus U.S. $4.5 million per year). GeothermEx stated that, “While the U.S. $ 17.3 million is considerably less than the U.S. $40.6 million calculated under your current base case, the fact that the project still has a positive net present value under a high-side operating and maintenance scenario indicates that there is a considerable cushion in the economics against possible operational problems.”

Fairness Opinion

The Company commissioned an independent Fairness Opinion by Glanville, dated December 2002, to determine the fair market value of both BMP and the Company, and to determine if the Proposed Transaction is fair, from a financial point of view, to the shareholders of the Company.

In order to provide the Fairness Opinion, Glanville determined the Fair Market Values of each of BMP and the Company, and reviewed the share trading history of Continental. For this purpose, Fair Market Value means “the highest price available (at a specific time) in an open and unrestricted market between informed and prudent parties, acting at arm’s length and under no compulsion or constraint to transact, expressed in terms of cash”.

Glanville considered many things in determining the fairness of the Proposed Transaction to the shareholders of the Company. Although Glanville evaluated, analyzed, and reviewed many factors, the following were considered the most important:

•

the fair market value of BMP (approximately Cdn. $3.5 million) compared to the value of the share consideration (about Cdn. $2.1 million at a share price of 38 cents per share) to be issued by the Company

•

the trading volumes and prices of the shares of the Company

•

the ownership dilution (or the converse) implications of the transaction

•

the present financial positions of the companies

•

prior transactions or financings by BMP and the Company

•

the elimination of the required expenditures, payments, and share issuances by the Company in order to earn its interest (and thus provide a certain 100% interest, as opposed to a possible 60% interest)

•

the elimination of the overhead required for managing two separate companies

•

the removal of actual or perceived conflicts of interest

•

the liquidity afforded the shareholders of BMP (via ownership of shares of a publicly-traded company)

•

the likelihood that the amalgamated company would be in a better position to raise major financing for advancement of the Geothermal Project

•

the fact that 100 percent of the Project would be owned by one company, thus making it more likely that a major joints venture partner would be interested in investing in the Project

Based on the foregoing considerations, as well as others set out in the Fairness Opinion, it is Glanville’s opinion that the proposed transaction is fair, from a financial point of view, to the shareholders of the Company. In reaching this opinion, Glanville has concluded that the value to an existing shareholder of the Company after the proposed transaction is completed would not be lower than the value prior to the transaction. However, Glanville expressed no opinion as to the expected trading price of the shares of the Company if the proposed transaction is completed. In addition, the Fairness Opinion does not constitute a recommendation to buy or sell the shares of the Company. Refer to Appendix III to the Circular for full details of the Fairness Opinion.

Share and Loan Capital Structure of BMP

The following table sets forth BMP’s share and loan capital structure:

Designation of Security	Amount Authorized	Amount Outstanding as at October 31, 2002 (unaudited)	Amount Outstanding as at December 31, 2002 (unaudited)
Common Shares without par value	20,000,000	5,371,720 shares	5,499,720 shares
Current debt	n/a	$334,744 (1)	$34,200

(1)

the majority of this debt is due to FEL, a company owned by Brian D. Fairbank, who is a director and officer of BMP and the Company.  FEL settled the majority of the debt for additional BMP shares prior to December 31, 2002.

As at October 31, 2002, BMP owed FEL the sum of $250,000, on account of accrued management fees and expenses paid by FEL on behalf of BMP. FEL is an engineering consulting and management services company owned by Brian D. Fairbank.

As at October 31, 2002, BMP’s deficit was $196,608.  Refer to the BMP Balance Sheet as at October 31, 2002, attached as Appendix I.

Directors and Officers of BMP

The following table sets forth the directors, officers and principal shareholders of BMP (direct and indirect holdings):

Nam and Municipality of Residence	Common Shares	% of Common
Brian D. Fairbank President, Director North Vancouver, BC	3,932,000	71.5%
Jack W. Milligan Secretary, Director West Vancouver, BC	510,000	9.3%
R. Gordon Bloomquist Director Olympia, WA	100,000	1.8%

Share Capital of the Company

Existing and Proposed Share Capital

The following table sets forth the Company’s common share capital both before and after the completion of the Proposed Transaction.

	No. of Issued Shares	% of Total
Issued as at the date of the Circular	9,714,724	52.1
To be issued pursuant to Proposed Transaction.	5,500,000	29.5
To be issued under Private Placement (1)	1,250,000	6.6
Shares reserved for options and warrants (2)	2,192,000	11.8
Totals:	18,656,724	100

(1)

assumes the Private Placement is fully subscribed

(2)

assumes the exercise of issued and outstanding share purchase warrants, stock options and the maximum number of warrants to be issued under the Private Placement (see “Options and Other Rights to Purchase Shares”)

Private Placement

The Company is seeking to raise up to $500,000 by the sale of up to 1,250,000 units at a price of $0.40 per unit pursuant to a non-brokered private placement. Each Unit will consist of one common share and on-half of one non-transferable share purchase warrant. One whole warrant will entitle the holder to purchase one additional common share at a price of $0.40 per share for a period of one year from closing. The Company may pay a finder fee in connection with the Private Placement. There is no certainty that the Private Placement will be completed in whole or in part.

Options and Other Rights to Purchase Shares

As at the date of this Information Circular, the Company has issued options and warrants entitling the holders to purchase up to an aggregate of 1,567,000 shares.  In the event that the Private Placement is fully subscribed a further 625,000 common shares shall be reserved for issue upon the exercise of the warrants issued as part of the units. There are no outstanding options, warrants or other rights to acquire shares of BMP.  Upon completion of the Proposed Transaction, the Company may grant options to purchase additional common shares to certain Directors, Officers and Employees of the Company.

Directors, Officers and Principal Shareholders

Directors and Officers

The Company’s current Directors are Brian D. Fairbank (President and Chief Executive Officer),  John W. Milligan (Secretary and Chief Financial Officer), James E. Yates, Michael Marchand and Markus K. Christen.  There will be no changes to the Company’s Directors and Officers as a result of the Proposed Transaction, however R. Gordon Bloomquist has been proposed for election as a director at the Meeting.

Dr. Bloomquist is a Senior Scientist and Director of the Integrated Community Energy Program at Washington State University. This program is responsible for all Washington State policy decisions, technical assistance to resource development, and investigation related to integrated community energy system studies and implementation. Dr. Bloomquist holds a Ph.D. in Geochemistry and M.S. and B.S. degrees in Geology, and is the author of numerous publications for the World Geothermal Congress.

Upon completion of the Proposed Transaction, it is intended that the Company’s Directors and Officers will be those individuals as set forth in the table below.  The table also states the municipality of residence, the number of shares of the Company currently owned by them, directly and indirectly, before and on completion of the Proposed Transaction, and the percentage of shares proposed to be held by them upon completion of the Proposed Transaction.  Upon completion of the Proposed Transaction and the Private Placement, the parties noted below will beneficially own, as a group, 6,046,000 common shares representing approximately 32.4% of the Company’s issued and outstanding share capital.

Name and Municipality of Residence	Number of Shares Before Proposed Transaction	Number of Shares After Proposed Transaction	Percentage of Shares After Proposed Transaction (1)
Brian D. Fairbank President/CEO, Director North Van, B.C.	1,518,333	5,450,333	29.2%
Jack W. Milligan Secretary, CFO, Director West Van, B.C.	14,000	524,000	2.8%
James E. Yates Director North Van, B.C.	65,000	65,000	0.4%
Michael Marchand Director Calgary, Alberta	6,667	6,667	0.04%
Markus K. Christen Director Somerset, NJ	nil	nil	n/a
R. Gordon Bloomquist Proposed Director Olympia, WA	nil	nil	n/a

(1)

these figures are not calculated on a fully diluted basis

Principal Shareholders

Upon completion of the Proposed Transaction and the Private Placement the following parties will beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the then issued shares of the Company:

Name	No. of Shares	Percentage of Shares
Brian D. Fairbank	5,450,333	29.2%
Frank Diegmann	2,630,833	14.1%

Conflicts of Interest

There are potential conflicts of interest to which the Directors and Officers of the Company will be subject in connection with the operations of the Company.  Some of the directors and officers are engaged and will continue to be engaged in the mining industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of the Company.  It is therefore possible that situations may arise in connection with potential acquisitions and investments where the other interests of these Directors and Officers may conflict with the interests of the Company.  Conflicts of interest, if any, will be subject to and governed by the procedures and remedies available under the Company Act (British Columbia) which require a director or officer of a corporation who is a party to, or is a director of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Company to disclose his interest in such contract and to refrain from voting on any matter in respect of such contract unless otherwise permitted under the Company Act (British Columbia).

Risk Factors

There are a number of risk factors associated with the securities of the Company which are described below:

(a)

There is no known body of ore of commercial grade or tonnage on any of the Company's mineral properties, nor is there any certainty that the Company’s geothermal property has the necessary attributes to generate geothermal power.  The Company must sell equity capital to raise funds to carry out further exploration with the objective of determining the commercial potential of its resource properties.  If the Company's exploration programs are successful, additional funds will be required for the development of resource and to place it in commercial production.  The only sources of future funds presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its property to be earned by another party or parties carrying out further exploration or development thereof.

(b)

Exploration for natural resources is a speculative venture necessarily involving substantial risk.  There is no certainty that the expenditures to be made by the Company in the acquisition of the interests described herein will result in discoveries of commercial quantities of natural resources or an economically viable geothermal resource.

(c)

The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of resources and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

(d)

Mining operations generally involve a high degree of risk.  Hazards such as unusual or unexpected formations or other conditions are involved.  The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  The payment of such liabilities may have a material, adverse effect on the Company's financial position.

(e)

The Company has conducted enquiries that it considers to be sufficient in order to verify title to its resource properties, it has not obtained the usual industry standard title reports with respect to its resource properties, therefore there is no guarantee of title.  These properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. In addition, some of the Company's properties consist of recorded mineral claims and geothermal leases, most of which have not been surveyed, and therefore, the precise area and location of such claims or leases may be in doubt.

(f)

The Company's resource exploration activities may be affected in varying degrees by the extent of political and economic stability, and by the nature of various government regulations relating to the mining industry and foreign investment.  Any changes in regulations or shifts in political or economic conditions or foreign currency exchange rates are beyond the control of the Company and may adversely affect its business and/or its holdings.

(g)

The Company is a development stage company with a limited operating history with no pre-tax profit.  There can be no assurance that the Company's operations will be profitable in the future.  The Company will require additional financing to carry out its operating plan and if financing would be unavailable for any reason, the Company would become unable to carry out its operating plan.  The failure of the Company to satisfy its various work commitments and option payments could result in the loss of its interest in its resource properties.

(h)

The Company has not paid any dividends since the date of its incorporation and it is not anticipated that the Company will declare dividends in the near future.

Executive Compensation

The Company currently pays a management fee of $2,500 per month to FEL, a non-reporting company owned by Brian D. Fairbank.

Escrowed Securities

In accordance with the policies of the Exchange, a portion of the Transaction Shares to be issued to certain directors and offices of BMP will be held in escrow by the Transfer Agent. The shares subject to escrow restrictions shall be released from escrow over a period of either 3 or 6 years, depending upon acceptance of evidence of the value of BMP by the Exchange.  The escrowed shares shall also be subject to a statutory hold period of 4 months from the date of issue.

The balance of the Transaction Shares which are not held in escrow shall be subject to a statutory four month hold period and additional restrictions, if any, as determined under the seed share matrix policy of the Exchange.

Investor Relations Arrangements

The Company has entered into an agreement with Unity Petroleum Inc. dated March 15, 2002, pursuant to which Unity provide investor relations services to the Company in consideration for the sum of $6,000 per month. Unity is controlled by Gregg Wilson.

Interests of Management and Others in Material Transactions

BMP has entered into agreements with Directors, Officers and insiders of BMP and their respective associates or affiliates, as follows:

(i)

FEL provides management services to BMP pursuant to an agreement dated October 22, 1993;

(j)

Noramex has agreed to pay a variable royalty to Brian D. Fairbank of up to 2.5% on geothermal revenue, pursuant to an agreement dated October 20, 1993;

(k)

FEL has agreed to settle approximately $250,000 of debt owed to it by BMP prior to completion of the Proposed Transaction; and

(l)

The Company has agreed to transfer 100,000 common shares in the capital of BMP to FEL in connection with the Proposed Transaction. These shares were acquired by the Company as partial consideration for the transfer of an interest in certain mineral claims from the Company to BMP, pursuant to an agreement dated July 31, 1997. The location of mineral claims in question coincided with the area of the geothermal project. BMP has allowed its interest in the mineral claims has lapsed, therefore no further shares will be earned by the Company under this agreement. In the course of negotiating the terms of the Proposed Transaction, the Company agreed to transfer the 100,000 BMP shares to FEL as an inducement for it to enter into the Debt Settlement.

Dividend Record

No dividends have been paid on any shares of the Company or BMP since incorporation and it is not contemplated that any dividends will be paid in the near future.

Relationship Between the Company and Professional Persons

Gregory C. Smith of Miller Thomson LLP, legal counsel for the Company, owns, directly and indirectly, 275,000 common shares of the Company, and Mr. Smith’s spouse owns 20,000 shares of BMP.

Legal Proceedings

The Company is not, nor is BMP, a party to any legal proceedings, nor are any legal proceedings contemplated.

Indebtedness of Directors and Officers

None of the Directors or Officers or other members of management of BMP have been indebted to BMP within the financial year ended October 31, 2002, or during the two month period ending December 31, 2002.

Auditor and Transfer Agent

The Auditors of the Company and BMP are Morgan and Company, Chartered Accountants, of Suite 1730, 700 West Georgia Street, Vancouver, BC, V7Y 1A1.

The Transfer Agent for the Company is The Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, B.C., V6C 3B9

Material Contracts

The following are the material contracts which have been entered into by BMP:

1.	Share Purchase Agreement dated October 22, 1993 between Powertec Development Company Ltd. and Brian D. Fairbank, whereby Powertec acquired all of the shares of Noramex Corp.;
2.	Royalty Agreement dated October 20, 1993 between Noramex Corp. and Brian D. Fairbank, whereby Noramex agrees to pay a royalty on geothermal revenue to Fairbank;
3.	Management Agreement dated October 22, 1993 between Powertec Development Company Ltd. and Fairbank Engineering Ltd., whereby Powertec agreed to pay a management fee;
4.

Transfer Agreement dated July 31, 1997 between Blue Mountain Power Company Inc., Noramex Corp., Blue Desert Mining Inc., and Blue Desert Mining (U.S.) Inc., whereby Blue Mountain and Noramex acquired the mineral rights to the Golden Sage Property, Humbolt Co. Nevada;

5.

Option Agreement dated June 19, 2001, as amended on August 7, 2002 and November 12, 2002, between Blue Mountain Power Company Inc. and Continental Ridge Resources Inc., whereby Continental was granted the option to earn up to a 60% interest in the Blue Mountain Geothermal Project; and

6.	Letter of Intent dated December 13, 2002 with Continental Ridge Resources Inc.

The following material contracts have been entered into by the Company:

1.	Refer to items 4, 5 and 6 from the list of BMP material contracts;
2.	Management Agreement dated April 14, 1995, as amended, between Blue Desert Mining Inc. and Fairbank Engineering Ltd., whereby Blue Desert agreed to pay a management fee to Fairbank;
3.	Agreement dated April 30, 2002, as amended, between Continental Ridge Resources Inc. and Mindat Research Inc., whereby Continental agreed to pay certain finders fees to Mindat;
4.	Agreement dated March 15, 2002, between Continental Ridge Resources Inc. and Unity Petroleum Inc., whereby Continental retained Unity as a consultant to provide investor relations services;
5.

Amended and restated agreement dated April 22, 1999 between Blue Desert Mining Inc., and The Hunter Exploration Group (Lawrence Barry), whereby Blue Desert acquired the option to earn a 100% interest in the Portal and Gobi properties, Alaska;

6.

Agreement dated January 4, 2000 between Blue Desert Mining Inc. and Anglogold (U.S.A.) Exploration Inc. whereby Blue Desert granted Anglogold an option to earn a 60% interest in the Gobi Mojave and Sahara properties, Alaska.

Copies of all of the material contracts and reports referred to in this Circular may be inspected at the Company’s address for service in British Columbia, Suite 1000-840 Howe Street, Vancouver, B.C. at any time prior to the Meeting.

Consent of Experts

Glanville has confirmed that the Fairness Opinion may be relied upon by the Board of Directors, regulatory authorities, and shareholders of the Company, but may not be used or relied upon by any other person without express prior written consent. However, Glanville has consented to the duplication and inclusion of this Fairness Opinion in a Prospectus or Information Circular.

Consent of GeothermEx

GeothermEx has confirmed that the Review Report may be relied upon by the Board of Directors, regulatory authorities, and shareholders of the Company, but may not be used or relied upon by any other person without express prior written consent. However, GeothermEx has consented to the duplication and inclusion of this Review Report in a Prospectus or Information Circular.

Directors Approval

The Independent Committee has concluded, based in part upon the Fairness Opinion and the Review Report, that the Proposed Transaction is fair, from a financial point of view, to the Minority Shareholders and is in the best interests of the Company. On January 29, 2003, a meeting of the Board of Directors was held to receive the conclusions and recommendations of the Independent Committee. The Board of Directors resolved to approve the Proposed Transaction, subject to Minority Shareholder and Exchange approval.

The Board of Directors has determined that the Proposed Transaction is fair to the Minority Shareholders and is in the best interests of the Company, and recommends that the Minority Shareholders vote in favour of the resolution to approve the Proposed Transaction.

Approval Sought

The Minority Shareholders of the Company represented at the Meeting will be requested to pass an ordinary resolution approving the Proposed Transaction on behalf of the Company.  The shareholders will be asked to approve the Proposed Transaction including all aspects of the Proposed Transaction as described in this Circular.  It is intended that the Proposed Transaction will be completed on the terms generally described in this Circular, however, there may be circumstances currently not foreseen by the Company which may cause it to complete the Proposed Transaction on different terms, however any variance will not be materially adverse from the terms described herein.

Unless authority to do so is withheld, the persons names in the form of Proxy accompanying the Circular intend to vote for approval of this resolution.  In order to be effective, this Resolution must be approved by a majority of the votes cast in respect thereof, excluding shares owned by Brain D. Fairbank, Jack W. Milligan, Frank Diegmann and their affiliates.

B.

SPECIAL RESOLUTION TO CHANGE NAME

Shareholders will be asked to consider, and, if thought advisable, pass a Special Resolution to change the Company’s name to “Continental Geothermal Power Inc.”, or to such other name as may be acceptable to the Directors of the Company, the Registrar of Companies for the Province of British Columbia and the applicable securities regulatory authorities.

The Directors of the Company believe that the passing of this resolution is in the best interests of the Company and recommends that shareholders vote in favour of the resolution.

Unless authority to do so is withheld, the persons names in the form of Proxy accompanying the Notice of Meeting intend to vote for approval of this resolution.  In order to be effective, this resolution must be approved by three-quarters of the votes cast in respect thereof.

C.

ELECTION OF ADDITIONAL DIRECTOR

Shareholders will be asked to consider, and, if thought advisable, pass an ordinary resolution to elect R. Gordon Bloomquist as an additional director of the Company.

The Directors of the Company believe that the passing of this resolution is in the best interests of the Company and recommends that shareholders vote in favour of the resolution.

Unless authority to do so is withheld, the persons names in the form of Proxy accompanying the Notice of Meeting intend to vote for approval of this resolution.  In order to be effective, this resolution must be approved by a majority of the votes cast in respect thereof.

D.

OTHER BUSINESS

Approval of such other business as may properly come before the meeting or any adjournment thereof.

Save for the matters referred to herein, management knows of no other matters intended to be brought before the Meeting.  However, if any matters which are not now known to management shall properly come before the Meeting, the Proxy given pursuant to this solicitation by Management will be voted on such matters in accordance with the best judgement of the person voting the Proxy, in the event such discretionary authority is provided in the Proxy.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

ADVANCE NOTICE of the Meeting was, pursuant to Section 111 of the B.C. Company Act, published in the Globe and Mail,  on December 30, 2002.

DATED at Vancouver, B.C., this 29th day of January, 2003.

ON BEHALF OF THE BOARD

____________________________________
Brian D. Fairbank, President

ON BEHALF OF THE INDEPENDENT COMMITTEE

____________________________________
James E. Yates, Chairman of
Independent Committee

Appendix I - Unaudited Balance Sheet of BMP as at October 31, 2002

Appendix II – GeothermEx Review Report

Appendix III – Glanville Fairness Opinion

CONTINENTAL RIDGE RESOURCES INC.

Suite 900 - 409 Granville St.,

Vancouver, BC V6C 1T2

Tel: (604) 688 - 1553   Fax: (604) 688 - 5926

SHAREHOLDER UPDATE

January 9, 2003

YEAR-END REVIEW OF 2002 AND OUTLOOK FOR 2003

In 2002, Continental Ridge Resources Inc. ("KRI", TSX Venture Exchange) took a great step forward in its plan to become a leading developer of geothermal power projects.  Several notable achievements for the year include:

•

Securing US $430,000 in grant funding from the U.S. Department of Energy in order to drill the first deep test well on the Blue Mountain geothermal project

•

Raising C$600,000 in equity financing

•

Completing the Deep Blue No. 1 test well and discovering a significant geothermal resource with high water temperatures at relatively shallow depths

•

Receiving independent verification of the commercial potential at Blue Mountain from geothermal industry experts, GeothermEx Inc. and Dr. D. Blackwell of Southern Methodist University

•

Securing an additional US $659,000 in grant funding from the U.S. government toward the drilling of a second deep test well at Blue Mountain

•

Agreeing to acquire a 100% interest in the Blue Mountain project through the issuance of 5.5 million shares.

The Company is now well positioned to move from exploration to development on its Blue Mountain geothermal power project.  Power prices for industrial consumers spiked upwards by 40 to 80% last year in northern Nevada and recent state legislation in both Nevada and California now favour the development of renewable energy sources such as geothermal power.

Over the coming year, Continental Ridge plans to accelerate its growth as a leading geothermal energy company.  Our objectives for the year include:

•

Securing an OTC Bulletin Board listing

•

Raising US $500,000 in equity financing

•

Drilling ten shallow gradient wells to expand the known extent of the Blue Mountain geothermal reservoir

•

Drilling a second successful deep test well at Blue Mountain to characterise the resource over a wide area.

•

Finalising the acquisition of a 100% interest in the Blue Mountain project

•

Securing a power purchase agreement to facilitate development financing

•

Raising US $3,000,000 in equity or partner financing to drill the first two production wells

•

Completing a feasibility study

•

Acquiring another attractive geothermal project to diversify the asset portfolio.

As can be seen, management has laid out an aggressive business plan for 2003.  We would like to thank our shareholders for their long-standing support as we proceed to unlock the value of our principal asset.  Shareholders and investors are urged to contact us with any questions or comments.

ON BEHALF OF THE BOARD

Brian D. Fairbank, P.Eng., President

For more information contact: Gregg Wilson, Investor Relations, Tel: (604) 633-1822, Fax: (604) 685-9744, email: gwilson@continentalridge.com or Brian Fairbank (604) 688-1553. The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

This release and referenced materials contain forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations reflected in our forward looking statements are reasonable, individual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

CONTINENTAL RIDGE RESOURCES INC.

Suite 900 - 409 Granville St.,

Vancouver, BC V6C 1T2

Tel: (604) 688 - 1553   Fax: (604) 688 - 5926

NEWS RELEASE

January 13, 2003

FINANCING CLOSED

Continental Ridge Resources Inc. (TSX V-KRI) announces that it has completed the private placement announced on December 10, 2002.  A total of 195,000 units have been placed at a price of $0.40 per unit, each unit is comprised of one common share and one-half of one non-transferable share purchase warrant exercisable at 60 cents per share for a period of one year.  All of the securities are subject to a four-month hold. The proceeds of $78,000 received by the Company from the financing will be used for working capital.

On behalf of the Board of Directors

Jack Milligan

For more information contact: Gregg Wilson, Investor Relations, Tel:(604) 633-1822, Fax:(604) 685-9744, email: gwilson@continentalridge.com or Brian Fairbank (604) 688-1553.  The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

This release and referenced materials contain forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Although we believe the expectations reflected in our forward looking statements are reasonable, individual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

CONTINENTAL RIDGE RESOURCES INC.

Suite 900 - 409 Granville St.,

Vancouver, BC  V6CBC V6C 1T2

Tel: (604) 688 - 1553   Fax: (604) 688 - 5926

NEWS RELEASE

January 15, 2003

MARKUS CHRISTEN JOINS BOARD OF DIRECTORS

Continental Ridge Resources Inc. (KRI – TSX Venture Exchange) is pleased to announce that Markus Christen of Somerset, New Jersey has joined the Board of Directors of the Company.

Mr. Christen is a Senior Financial Executive with extensive experience in investment and commercial banking in the US and internationally. He is a recognized leader in the financial industry having been responsible for raising over $50 billion for power and other industrial projects in developed and emerging markets.

Mr. Christen, born in Switzerland, received a law degree from the University of Zurich in 1981.

He joined Credit Suisse in Zurich in 1983. As a member of senior management for Credit Suisse,

New York between 1989 and 1996, he developed the Project Finance Group into a leading financial trendsetter in North America and was responsible for a successful global expansion with teams based in London and Hong Kong. Mr. Christen was a Managing Director of Credit Suisse First Boston and Deputy Head of its Global Energy and Project Finance Group, New York from 1997-2000, responsible for the acquisition and execution of project finance transactions. In 2000, Mr. Christen established an independent financial advisory practice in New Jersey specializing in mergers, acquisitions and project finance.

Mr. Christen has extensive geothermal power industry relationships having been directly involved with financing or acquisition of over 1500MW of projects in Nevada (Brady, Desert Peak), California (Coso, Geysers, Salton Sea, East Mesa, Ormesa), Hawaii (Puna), Indonesia (Wayang Windu CECI, Dieng), and the Philippines (Mahanagdong, Malitbog Visayas, Upper Mahiao).

Mr. Christen will be a valuable addition to the Board of Directors providing input with regard to corporate development and finance.

ON BEHALF OF THE BOARD

Brian D. Fairbank, P. Eng

President

For more information contact: Gregg Wilson, Investor Relations, Tel: (604) 633-1822, Fax: (604) 685-9744, email:

gwilson@continentalridge.com or Brian Fairbank (604) 688-1553. The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

This release and referenced materials contain forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations reflected in our forward looking statements are reasonable, individual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

CONTINENTAL RIDGE RESOURCES INC.

Suite 900 - 409 Granville St.,

Vancouver, BC V6C 1T2

Tel: (604) 688 - 1553   Fax: (604) 688 - 5926

NEWS RELEASE

January 15, 2003

OPTIONS GRANTED

The Board of Directors has approved the granting of options to purchase an aggregate of 440,000 shares at an exercise price of 28 cents per share for a period of five years to directors and employees of the Company.

The granting of Director stock options are subject to regulatory and shareholder approval

ON BEHALF OF THE BOARD

Brian D. Fairbank , P. Eng

President

For more information contact: Gregg Wilson, Investor Relations, Tel: (604) 633-1822, Fax: (604) 685-9744, email: gwilson@continentalridge.com or Brian Fairbank (604) 688-1553. The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

This release and referenced materials contain forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations reflected in our forward looking statements are reasonable, individual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

CONTINENTAL RIDGE RESOURCES INC.

Suite 900 - 409 Granville St.,

Vancouver, BC  V6C 1T2

Tel: (604) 688 - 1553   Fax: (604) 688 - 5926

NEWS RELEASE

February 5, 2003

BLUE MOUNTAIN POWER COMPANY ACQUISITION ADDS NEW GEOTHERMAL PROJECT

Continental Ridge Resources Inc. (KRI - TSX Venture Exchange) gave notice today of an extraordinary meeting to be held February 28th, 2003 to obtain shareholder approval of its proposed acquisition of Blue Mountain Power Company Inc. (BMP).

Under a share exchange agreement, Continental Ridge will acquire all of the shares of BMP and thereby 100% the Blue Mountain Geothermal Project in Humboldt County, Nevada in consideration for the issuance of 5,500,000 shares of Continental Ridge to the BMP shareholders.  The shares will be subject to a 4-month hold period and escrow restrictions as determined by the TSX Venture Exchange.

As part of the transaction, Continental Ridge will also acquire leases on 1280 acres of prime federal geothermal lands adjacent to the I-80 Interstate Highway near Rose Creek, 15 miles southwest of the town of Winnemucca, Nevada and 15 miles southeast of the Blue Mountain property.  BMP applied for the leases from the US Federal government last year.  The Rose Creek Project shares the same geological environment as the Florida Canyon open pit, heap-leach gold mine and the "Rye Patch" geothermal resource area. A 230 kV transmission line runs across the property.

The merger is subject to a fairness opinion that has been supplied by Ross Glanville & Associates, which states, “that the proposed transaction is fair, from a financial point of view, to the shareholders of Continental Ridge.”

An independent engineering review by GeothermEx Inc. in support of the share-exchange agreement outlines a discounted cash flow yielding a net-present-value of US$40.6 million for an initial 30 MW geothermal plant at the Blue Mountain site. GeothermEx states that "the Deep Blue No.1 well indicates a reservoir top at about 450 meters and no temperature reversal up to the total depth of well (672 m).  Therefore, the reservoir is more than 222 m thick, and may be considerably thicker" and concludes that "given the attractive temperature level for the drilling depth, the existence of an extensive geothermal anomaly and the relatively flat and accessible terrain of the project site, the Blue Mountain project is as attractive as any being explored or developed in Nevada today."

ON BEHALF OF THE BOARD

Brian D. Fairbank, P. Eng

President

For more information contact: Gregg Wilson, Investor Relations, Tel: (604) 633-1822, Fax: (604) 685-9744, email: gwilson@continentalridge.com or Brian Fairbank (604) 688-1553. The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

This release and referenced materials contain forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations reflected in our forward looking statements are reasonable, individual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

CONTINENTAL RIDGE RESOURCES INC.

Suite 900 - 409 Granville St.,

Vancouver, BC  V6C 1T2

Tel: (604) 688 - 1553   Fax: (604) 688 - 5926

NEWS RELEASE

March 6, 2003

CONTINENTAL SHAREHOLDERS APPROVE ACQUISITION OF BLUE MOUNTAIN POWER COMPANY

Continental Ridge Resources Inc. (KRI - TSX Venture Exchange) shareholders approved the acquisition of Blue Mountain Power Company Inc. (BMP) by an overwhelming majority at an Extraordinary General Meeting held February 28th, 2003. BMP shareholders have also approved the transaction, which still requires regulatory approval.

Continental Ridge will acquire 100% the Blue Mountain Geothermal Project in Humboldt County, Nevada and the Rose Creek Geothermal Project by issuing 5,500,000 shares. The shares will be subject to a 4-month hold period and escrow restrictions as determined by the TSX Venture Exchange.

An independent engineering review by GeothermEx Inc. states that "given the attractive temperature level for the drilling depth, the existence of an extensive geothermal anomaly and the relatively flat and accessible terrain of the project site, the Blue Mountain project is as attractive as any being explored or developed in Nevada today." Leases cover a 150°C geothermal resource, potentially suitable for electric power generation using conventional technology, located within fifteen miles of the northern Nevada electrical power transmission grid. Continental Ridge plans to develop a 30MW geothermal power plant, subject to completing a positive feasibility study.

POWER MARKET UPDATE

In Nevada and California, electricity prices have stabilized at double the prevailing rates of the 1990's. At current electrical power and gas prices, geothermal power is very competitive with gas-fired electric power. Moreover, new geothermal plants are a more secure form of investment than gas plants because the price of fuel to run the gas-turbine plants is expected to increase and be subject to periods of volatility in the future. For geothermal power, there are no on-going fuel requirements and thus operating costs are low.

Nevada has passed legislation requiring utilities and other market participants to maintain an increasing percentage of renewable power starting in 2003 and continuing through 2013. Additional state legislation has created "Renewable Energy Credits" or RECs that will accrue to geothermal plants and that will be traded separately from the electrical power. RECs are designed to enable all market participants to comply with the renewable portfolio standards. RECs add 1-2 cents/kilowatt-hour to the revenue stream for new geothermal plants. As a result, the geothermal power industry has become very active and up to 1500 MW of additional plant capacity could be built in the next decade.

To facilitate competition, Nevada passed legislation enabling companies to "opt out" of utility power contracts as well as "Open Access Rules" governing power transmission lines so that Independent Power Producers can deliver power to customers.

The power generation and transmission line system continues to be inadequate to fulfill the power requirements in Nevada and California. Power shortages or price increases for electricity may occur in summer 2003 due to a squeeze in gas supplies needed for gas-turbine plants and low water levels behind dams in the Pacific Northwest.

GORDON BLOOMQUIST JOINS BOARD

In other business at the Extraordinary meeting, Dr. R. Gordon Bloomquist was elected to the Board of Directors of Continental Ridge.  Dr. Bloomquist is Senior Scientist, Washington State University Energy Program based in Olympia Washington. He has been 25 years in the geothermal industry with extensive experience in environmental, legal, institutional and regulatory issues. He is a longstanding active member of the Geothermal Resource Council, having served as Past President, a member of the Board of Directors, and Chair of the 2002 Annual Meeting. He currently is Chair of the Education Committee. Mr. Bloomquist will be an invaluable addition to the Board of Continental Ridge with his many geothermal industry contacts and his knowledge of US geothermal development policy.

ON BEHALF OF THE BOARD

Brian D. Fairbank, P. Eng

President

For more information contact: Gregg Wilson, Investor Relations, Tel: (604) 633-1822, Fax: (604) 685-9744, email: gwilson@continentalridge.com or Brian Fairbank (604) 688-1553. The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

This release and referenced materials contain forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations reflected in our forward looking statements are reasonable, individual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

CONTINENTAL RIDGE RESOURCES INC.

Suite 900 - 409 Granville St.,

Vancouver, BC  V6C 1T2

Tel: (604) 688 - 1553   Fax: (604) 688 - 5926

NEWS RELEASE

April 16, 2003

GEOTHERMAL LANDS EXPANDED AT BLUE MOUNTAIN

Continental Ridge Resources Inc. (KRI - TSX Venture Exchange) announced today that it has acquired geothermal development rights to 2560 acres (4 square miles) of private land at its Blue Mountain Geothermal Site bringing the total lands under lease to over 7000 acres. The new leases are subject to a 3.5% royalty on gross revenue from electricity sales. Continental can purchase the royalty for US$1,000,000.

New leases extend the Blue Mountain property to the northeast along permeable fault structures. Temperature gradients in drill holes in the northeast quadrant of Section 14 immediately adjacent to newly acquired lands are amongst the highest recorded at Blue Mountain (e.g. 370°C/km in BM-84, 443°C/km in BM- 85, and 485 °C/km in BM-86). These high gradients indicate that the geothermal resource probably extends from the discovery hole (Deep Blue No. 1) onto the new leases.

The leases include water rights giving Continental a competitive advantage for development since water-cooled geothermal plants are much more efficient than air-cooled plants, especially during summer months. Many existing geothermal plants in Nevada lack water rights and are air-cooled.

In the current market in the western USA, renewable geothermal power is competitive with all other forms of power production. To foster more renewable development, the State of Nevada has passed legislation requiring increased renewable power production starting in 2003 and continuing through 2013. Nevada also recently passed legislation enabling industrial power consumers to exit utility power contracts and to enter into contracts with Independent Power Producers. The Nevada geothermal industry has been reinvigorated. Continental Ridge plans to develop an initial 30MW geothermal power plant at Blue Mountain, subject to a feasibility study, with the potential for expansion. An independent engineering review by GeothermEx Inc. states "the Blue Mountain project is as attractive as any being explored or developed in Nevada today."

CORPORATE UPDATE

Management has passed a resolution to change the companies name to “Nevada Geothermal Power Inc.” which will be implemented in approximately two weeks time, subject to regulatory approval.

The acquisition of a 100% interest of Blue Mountain Power Company, having been approved by the shareholders of both Continental Ridge and Blue Mountain, is proceeding through the TSX Venture Exchange regulatory process. An independent engineering report by Timothy Sadlier-Brown, P.Geo., of Nevin Sadlier-Brown Goodbrand has been commissioned for filing to augment a earlier review by GeothermEx and a Fairness Opinion by Ross Glanville and Associates Ltd.

The Company’s 20-F file with the US Securities Commission (SEC) is completed and available for viewing on “EDGAR”, the US public filing system (www.sec.gov/edgar.shtml). The Company is now fully reporting in the US and is applying for a listing on the Bulletin Board.

In conclusion, with the expanded land position secured, shareholders can look forward to a number of material accomplishments over the next several months including a US Bulletin Board listing, initial exploration and drilling on newly acquired land, completion of project financing, well tests of Deep Blue No 1, and drilling of Deep Blue No. 2 with US Department of Energy participation.

ON BEHALF OF THE BOARD

Brian D. Fairbank, P. Eng

President

For more information contact: Gregg Wilson, Investor Relations, Tel: (604) 633-1822, Fax: (604) 685-9744, email: gwilson@continentalridge.com or Brian Fairbank (604) 688-1553. The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

This release and referenced materials contain forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations reflected in our forward looking statements are reasonable, individual results may vary, and we cannot guarantee future results, levels of over the next several months activity, performance or achievements.

CONTINENTAL RIDGE RESOURCES INC.

Suite 900 - 409 Granville St.,

Vancouver, BC V6C 1T2

Tel: (604) 688 - 1553 Fax: (604) 688 - 5926

Continental Ridge Resources Inc.

Announces Name Change to Nevada Geothermal Power Inc.

To Better Reflect the Focus of the Company’s Business

New Trading Symbol: “NGP”

Exchange: TSX Venture Exchange

Vancouver, B.C., May 13, 2003 – Continental Ridge Resources Inc. is pleased to announce that as of today the company name has been changed to Nevada

Geothermal Power Inc. to better reflect the business of the Company. The new trading symbol is NGP.

Nevada Geothermal will continue to develop its Blue Mountain Geothermal resource

(7000 acres) in Nevada where electrical generation capacity is chronically needed. To date Nevada Geothermal has received financial commitments from the U.S. Department of Energy (DOE) of US $1.150 million in a cost sharing drilling program.

The current market in the western USA, renewable geothermal power is competitive with all other forms of power production. The Nevada geothermal industry has been invigorated recently; the State of Nevada passed legislation requiring increased renewable power production in 2003 (5%) and continuing through 2013 (15%), to foster renewable energy development. Nevada also recently passed legislation enabling industrial power consumers to exit utility power contracts and to enter into contracts with independent power producers. Currently in the State of Nevada there are 200 MW installed geothermal power capacity.

Nevada Geothermal plans to develop an initial 30MW geothermal power plant at Blue

Mountain, subject to a feasibility study, with the potential for expansion. Geothermal power plants utilize underground reservoirs of super-heated water. The water is flashed to steam at surface, the steam is then used to power turbines that produce electricity.

According to a review by GeothermEx Inc. an independent engineering consultant, “The

Blue Mountain project is as attractive as any being explored or developed in

Nevada today”.

Other Business

The company is pleased to announce that it has retained Shelley F. Kirk of Vancouver,

B.C. to provide investor relations service for the Company pursuant to an agreement dated May 13, 2003. Under the terms of the agreement, Ms. Kirk will receive a service fee of $3,000 per month, and expenses, for an initial term of 2 months. Ms.

Kirk will also receive a grant of 100,000 stock options, which shall be exercisable at a price of $0.28 per share for a period of two years. The options shall be subject to a vesting schedule whereby 25,000 options will vest, and thereby become exercisable,

every three months after the date the options are granted.

The Company has also entered into an agreement with Goodman Capital (Principal

Stephen Goodman) of Vancouver, B.C. whereby Goodman Capital will assist the company to raise financing and be compensated with a work fee of $2,250 and on a performance basis.

Shelley Kirk and Goodman Capital will compliment the continuing corporate development work of Brad Cooke (Mindat Research Inc.) and Gregg Wilson (Unity

Petroleum Inc.).

Nevada Geothermal Power Inc. is an alternative energy company focused on the development of geothermal projects in the Western United States (Nevada) to provide electrical energy that is clean, efficient and sustainable.

On Behalf of the Board

“Brian D. Fairbank”

Brian D. Fairbank, P. Eng., President

Nevada Geothermal Power Inc.

Suite 900 – 409 Granville Street

Vancouver, B.C.

Canada V6C 1T2

President and Director

Brian D. Fairbank, P. Eng

Telephone: 604-688-1553

Facsimile: 604-688-5926

Email: fairbank@intergate.com

Investor Relations

Shelley F. Kirk

Telephone: 604-688-1553

Toll Free: 1-866-688-0808

Cellular: 604-999-1121

Email: sfkirk@nevadageothermal.com

Website: www.nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release and referenced materials contain forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations reflected in our forward looking statements are reasonable,

individual results may vary, and we cannot guarantee future results, levels of activity,

performance or achievements over the next several months.